Exhibit 99.3

WEST FRASER TIMBER CO. LTD.

501 – 858 Beatty Street

Vancouver, British Columbia, V6B 1C1

P R O X Y

This proxy is solicited by the management of WEST FRASER TIMBER CO. LTD. (the “Company”) for the annual general meeting of its shareholders (the “Meeting”) to be held on Tuesday, April 20, 2021.

The undersigned hereby appoints Hank Ketcham, Chairman of the Board, or failing him, Ray Ferris, President and Chief Executive Officer of the Company, or instead of either of the foregoing, (insert name)                                              , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned, at the virtual only Meeting to be held via live audio webcast online at https://web.lumiagm.com/409405832, password “westfraser2021” (case sensitive), on Tuesday, April 20, 2021 at 11:30 a.m. (Pacific time), and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares in the Company of the undersigned in the manner indicated below:

1.	Election of Directors

The nominees proposed by management of the Company are:

FOR	WITHHOLD

HENRY H. (HANK) KETCHAM

REID E. CARTER

RAYMOND FERRIS

JOHN N. FLOREN

ELLIS KETCHAM JOHNSON

BRIAN G. KENNING

MARIAN LAWSON

COLLEEN McMORROW

GERALD J. (GERRY) MILLER

ROBERT L. PHILLIPS

JANICE G. RENNIE

GILLIAN D. WINCKLER

☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

OR

Vote FOR ☐ the election of ALL nominees listed above (except those whose names the undersigned has deleted or stricken through, which deletion will indicate a withholding of vote)

WITHHOLD vote ☐ in respect of ALL nominees listed above.

Management recommends that shareholders vote FOR the election of ALL the foregoing nominees.

2.	Auditor

Vote FOR ☐ WITHHOLD vote ☐ on the resolution to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year at the remuneration to be fixed by the board of directors of the Company.

3.	Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)

Vote FOR ☐ AGAINST ☐ the resolution to accept the Company’s approach to executive compensation, as more particularly described in the information circular for the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:                                                      , 2021.

Signature of Shareholder

(Please print name here)

Please use the following field to advise the Company of any change of address:

To be effective, your completed, signed and dated form of proxy must be delivered to the Proxy Department of AST Trust Company (Canada) (“AST Trust”):

a)	by mail to PO Box 721, Agincourt, Ontario M1S 0A1;
b)	by email at proxyvote@astfinancial.com;
c)	by fax toll free in Canada and the USA at 1.866.781.3111, outside North America at 1.416.368.2502; or
d)	by hand at 1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2V6;

Alternatively, you may submit your proxy votes: via the internet at www.astvotemyproxy.com; or by telephone at 1.888.489.5760. For internet and telephone voting, be sure to have your form of proxy with you as you will need it to access your control number. Regardless of the method you choose from those noted above, your proxy must be submitted no later than 11:30 a.m. (Pacific time) on April 16, 2021, or, if the Meeting is postponed or adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the postponed or adjourned Meeting at which the proxy will be used.

Any one of joint shareholders may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by a proxyholder, the holder whose name appears first in the register of members in respect of such shares or that holder’s proxyholder or representative, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy. A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

All shares in the capital of the Company that are represented by the proxy will be voted FOR or AGAINST or WITHHELD (as the case may be) on any ballot in accordance with the instructions of the shareholder, and where a choice with respect to a matter to be acted on is specified, such shares represented by the proxy will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to amendments or variations to the matters specified in the accompanying notice of Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. In respect of a matter so identified or referred to for which no instruction is given, the person appointed by this proxy will vote the shares represented thereby as determined in his or her discretion.

INSTRUCTIONS FOR PROXYHOLER VOTING AT THE MEETING

Duly appointed proxyholders who wish to attend the Meeting and vote in real time, must obtain a control number, must be connected to the internet, must log in to the live audio webcast online at https://web.lumiagm.com/409405832, password “westfraser2021” (case sensitive) and follow the instructions in the accompanying management information circular, see: “Instructions on Voting at the Meeting”; see also “Frequently Asked Questions”. Non-registered shareholders who have not duly appointed themselves as proxyholder may only attend the Meeting as guests, and will not be able to vote at the Meeting.

Shareholders who appoint a person other than the management nominees identified in this form of proxy (including non-registered shareholders who appoint themselves as their own proxy to attend the Meeting) must carefully follow the instructions in the accompanying management information circular, see: “Instructions on Voting at the Meeting”; see also “Frequently Asked Questions”, which instructions include the additional step of registering such proxyholder with AST Trust to obtain a 13-digit control number for the Meeting, after submitting the form of proxy. Failure to register the proxyholder with AST Trust will result in the proxyholder not receiving the control number that is required to allow the proxyholder to participate in the Meeting. If a proxyholder does not receive a control number they will only be able to attend as a guest, and will not be able to vote at the Meeting.